VALIDUS HOLDINGS, LTD.
19 par-La-Ville Road
Hamilton HM11, Bermuda

July 19, 2007

Via Facsimile and EDGAR Filing

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0405

Attention: Jeffrey Riedler

Re: Validus Holdings, Ltd. Registration Statement on Form S-1 (File No. 333-139989)

     Ladies and Gentlemen:

     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 3:00 p.m. (Eastern Daylight Savings Time) on Monday, July 23, 2007, or as soon thereafter as practicable.

     The disclosure in the Registration Statement is the responsibility of Validus Holdings, Ltd (the “Company”). The Company acknowledges that Staff comment or changes in response to Staff comment in the disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the Staff acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Very truly yours,

VALIDUS HOLDINGS, LTD

By: /s/ C. Jerome Dill Name: C. Jerome Dill Title: General Counsel

cc: Gregory S. Belliston Song P. Brandon, Esq. Securities and Exchange Commission

Edward J. Noonan Joseph E. (Jeff ) Consolino Validus Holdings, Ltd.

Michael A. Becker, Esq. John Schuster, Esq. Cahill Gordon & Reindel llp

Gary I. Horowitz, Esq. Simpson Thacher & Bartlett LLP